EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

MULTILINK TECHNOLOGY CORPORATION,

a California corporation

The undersigned, Richard N. Nottenburg and John U. Soenksen, hereby certify that:

FIRST: They are the duly elected and acting President and Secretary, respectively, of Multilink Technology Corporation, a California corporation.

SECOND: Paragraph A of ARTICLE III of the Amended and Restated Articles of Incorporation of this corporation is amended to read as follows:

ARTICLE III

A. Classes of Stock; Reverse Stock Split.

1. Classes of Stock. This corporation is authorized to issue three classes of stock to be designated, respectively, “Class A Common Stock,” “Class B Common Stock” and “Preferred Stock.” The Class A Common Stock and Class B Common Stock are hereinafter referred to collectively as “Common Stock.” The total number of shares of stock which the corporation is authorized to issue is Three Hundred Ten Million (310,000,000) shares. Two Hundred Million (200,000,000) shares shall be Class A Common Stock, par value $.0001 per share, One Hundred Million (100,000,000) shares shall be Class B Common Stock, par value $.0001 per share, and Ten Million (10,000,000) shares shall be Preferred Stock, par value $.0001 per share.

2. Reverse Stock Split. Upon the amendment of this article to read as herein set forth, each outstanding share of Class A Common Stock and Class B Common Stock of the corporation will automatically be converted, without any further action on the part of the holder thereof, into one-tenth of one share of the respective class.

THIRD: The foregoing amendment hereby provides for equal treatment for each outstanding share of the same class or series of all Common and Preferred Stock of the corporation. The designation of rights, preferences, privileges and restrictions of the corporation’s Preferred Stock as set forth in the Amended and Restated Certificate of

Determination of Rights and Preferences of Preferred Shares of the corporation, remains in effect and unchanged.

FOURTH: The foregoing amendment of the Amended and Restated Articles of Incorporation has been duly approved by the corporation’s Board of Directors.

FIFTH: The foregoing amendment of the Amended and Restated Articles of Incorporation has been duly approved by the holders of the requisite number of shares of said corporation in accordance with Sections 902 and 903 of the General Corporation Law of the State of California; the total number of outstanding shares of each class entitled to vote with respect to the foregoing amendment was forty-nine million three hundred fifty-three thousand three hundred fifty-three (49,353,353) shares of Class A Common Stock, twenty-six million (26,000,000) shares of Class B Common Stock and no Preferred Stock. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required, such required vote being (i) a majority of the outstanding shares of Common Stock and Preferred Stock voting together as a single class, (ii) a majority of the outstanding shares of Class A Common Stock voting as a single class and (iii) a majority of the outstanding shares of Class B Common Stock voting as a single class.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own knowledge.

IN WITNESS WHEREOF, the undersigned have executed this certificate on September 5, 2002.

By:	/s/ Richard N. Nottenburg
Richard N. Nottenburg President, Chief Executive Officer and Chairman

By:	/s/ John U. Soenksen
John U. Soenksen Vice President of Finance Chief Financial Officer and Secretary

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